AOMA COLIVING + COWORKING + COMMUNITY

A community-powered hospitality brand offering exclusive access to regenerative spaces in Europe



aoma.co   Delaware City, DE

Highlights

1   Invest in the U.S. company powering AOMA's global brand, IP, and community

2   Join a global network of founders, creatives, and location-independent professionals

3   Coliving and Coworking spaces in some of Europe's most beautiful locations

4   Exclusive access and member pricing at eco-positive coliving properties — starting in Portugal

5   First property launches in Fall 2026

6 Featured in NASDAQ & Portuguese National TV

7 Get perks and special deals with aligned brands in wellness, tech, and travel

Featured Investors



Amy Poulton
Syndicate Lead

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Invested $10,000 ⓘ

"In short, I see this as a good investment opportunity. Having met with Kate and discussed the project, I believe it has great potential. I also found this method of investing in unique and I was interested in essentially investing in the digital nomad lifestyle, which is the lifestyle that I lead myself. On a personal note, Ericeira was the first place I tried working remotely outside of my home country. It feels right to invest back in the place where I started this journey."

Other investors include Friends and Family, James Homer, Amichai Ben David, Yair Sterman, Eduardo van Zeller-Neto, Ting Yu Chen, Dave Geleyns, Chris Raastad, Andre Malheiro, Jessica Schultz, João Afonso Albuquerque, Mariana Bessa (Engineer)

Team



Kate Shifman Founder and CEO

- Strategic paid media partner to top agencies and brands with 10+ experience working with Fortune 500 brands, including Disney and Procter & Gamble. - Won the Founders Live Pitch competition - Finalist in the Coliving Awards





James Homer Art Director and Head of Digital

Multidisciplinary Art Director and Developer Client list includes Prada, Nike, and Venice Biennale





Joao A Head of Operations

Awarded IBM Top Gun Award, stock options and "100% club" as merit recognition Developer of high end Passive House villas in Portugal Hospitality entrepreneur with multiple successful projects Agriculture investor in Alentejo (vineyard and olive trees)





André Malheiro Head Architect

• Featured in multiple internationally renowned architectural publications • Achieved 60% year-over-year growth, outperforming the industry average of 35% • Recognized for innovative, sustainable design in high-profile projects





Jessica Schultz Community Leader

Executive Coach Senior HR Professional Breathwork Coach & 9D Facilitator Trainer & Workshop Leader



Mariana Bessa Project Coordinator

Help Build the Future of Conscious Hospitality - with Access, Perks & a Global Community

AOMA is a global community rooted in wellbeing, sustainability, and shared values powered by eco-positive real estate assets in Europe's most beautiful locations.

We are a group of entrepreneurs and creatives from all over the world and we're inviting aligned investors to join us— starting at just $100.

For the first time ever, we're inviting our community to invest in

AOMA—no €20,000 minimum required.

AOMA U.S. powers everything - **the brand, platform, and global community redefining how we live, work, and travel -** behind a growing network of regenerative spaces for **a new generation of global citizens.**

As an early investor, you'll enjoy *first access, founder pricing,* and *exclusive perks* at AOMA's flagship properties — starting in Portugal — designed for a global generation of founders, creatives, and remote professionals.

This isn't just an investment. It's a founding invitation.



THE BIG PICTURE: A REGENERATIVE HOSPITALITY ECOSYSTEM IN IBERIA
A Bespoke Collection of Homes For Free Thinkers to Stay, Work, and Co-Create
The "anti-chain" - a thoughtfully curated network of properties scaling the opportunity to experience the transformational power of AOMA.
Fully in-house development
Mindfully chosen locations aligned with the brand's ethos and audience needs
Capitalizing on EU and government incentives
Inland Portugal (Central and Northern regions)
Madeira (established digital nomad hotspot, favorable tax regime)
Galicia, Asturias, Cantabria (wild nature, favorable investment conditions)
AOMA Alentejo CONFIRMED OPENING 2026
Northern Portugal
Spain
Alentejo
Madeira

Our first flagship in Portugal is due to open in the Fall of 2026. And right now, we're inviting just a small group of likeminded people to join us — not as guests, but as co-creators of what comes next.

We're only raising $50K more — and once the door closes, it won't open again. Early investors get lifetime perks, priority booking, and exclusive access to the AOMA network.

AT THE CONVERGENCE OF TOP GLOBAL SHIFTS


Curated communities as a tool to overcome FOBO (fear of becoming obsolete)
Sustainability expectation and demand by travelers
AI-enabled solopreneurship, remote work and #Workformanywhere
Life-Centric living Wellness & experiential travel
Portugal top travel and digital nomad destination

This is an investment opportunity at the edge of three global trends:

🌍 Location independence

🌿 Regenerative living

🏡 The rise of coliving as a new asset class

Why Coliving Is the Future of Living—and Investing

The way people live is changing. Traditional real estate can't meet the needs of a generation that values flexibility, community, and wellbeing. Enter coliving—a lifestyle model designed for modern, mobile professionals and an emerging asset class that's capturing serious investor attention.

Demand & Growth

Coliving is booming across Europe, we believe this is driven by rising rental prices, urban density, and the need for community-oriented living.

In a Savills survey of European investors (managing over €1 trillion),

• 38% already invest in coliving,

• 51% plan to invest within 3 years.

• There are 65 million rental households across Europe, yet only ~56,000 coliving beds currently exist—a massive gap in supply.

• Over half of Europeans (56%) find the idea of co-living genuinely appealing, with current renters exhibiting even higher

enthusiasm at nearly 60%.


WIDER CONTEXT: COLIVING
Knight Frank
FAST-GROWING ASSET CLASS
The number of operational coliving homes has grown 5X since 2019
Nearly $1.25B invested since 2020—with $345M in Q1 2024 alone
45% of institutional investors plan to be invested in coliving by 2028 (up from 32% today), citing its flexibility and strong tenant appeal
Coliving units lease up 4x faster than traditional rentals
Just 0.4% of the potential market is being served—massive room for growth
pwc
A "SECTOR TO WATCH"
PwC ranks coliving among the top alternative housing sectors—alongside student housing, retirement/assisted living, and serviced apartments.
This highlights its growing investor appeal as real estate shifts from traditional assets to more operational, lifestyle-driven models.
The Co-Living Report
Knight Frank
savills
JLL
CUSHMAN & WAKEFIELD

Portugal: Europe's Real Estate Hotspot

Portugal has become the place to live, invest, and build—especially for Americans.

• Ericeira: Europe's only World Surf Reserve and a growing nomad hub

• Property values have more than doubled in key regions since 2019

• Portugal ranks as one of the safest, most expat-friendly countries in the world

• Real estate + tourism sectors are thriving post-COVID


WIDER CONTEXT: PORTUGAL
"The real estate market in Portugal is expected to continue the upward trajectory, with increased transactions and higher investment volumes, potentially reaching 2.5 billion euros, an 8% year-on-year growth.
Retail and hotel sectors are expected to attract the most investment for the third consecutive year."
CBRE
"The sustained upward trend of house prices is expected to continue in 2025.
The supply-demand dynamics, lack of new construction, and increased foreign interest shall persist in the short to medium term and keep upward pressure on prices."
FORTUNE
Portugal home prices to keep rising as demand outpaces supply

Future projections are not guaranteed.

🌊 Already Making Waves

- Ericeira property fully funded
- Land is 100% owned, with construction permits secured
- Construction on Ericeira property due to start in January
- Slated to open doors in Fall 2026
- Featured by NASDAQ, Portuguese National TV, and Forbes
- Finalist in the Coliving Awards
- Expansion site already secured in Portugal's Alentejo region


vimos pela paisagem
mas ficamos pelas pessoas.
LINHA FRENTE


PROJECT STAGES
COMPLETED
IDEATION + PRE-PLANNING
Research, market and industry analysis
Positioning
Land purchase
Architect selection
COMPLETED
PROJECT DEVELOPMENT & PRE-CONSTRUCTION
Architectural, engineering project development
Materials research and procurement
Tech vendor selection
Website development
Licensing
LEED start
Contractor bidding process
Contract SIGNED and PRICE LOCKED IN
WINTER '26 - FALL 27
CONSTRUCTION & PRE-OPENING
Site preparation
CLT design and installation on site
Plumbing, HVAC, Electricity, Solar, Bathrooms, Kitchens, etc
Garden
Pre-opening promotion
Furniture and Fittings
Ongoing marketing
Day to Day operation
LEED final stage

You're investing in AOMA US — the company creating the global platform, brand, and community behind AOMA's regenerative hospitality experience.

This isn't just an investment in a business. It's a way to prepare your personal and professional escape route — from burnout, from hustle culture, from disconnected living.

AOMA US powers the entire AOMA ecosystem: from **exclusive access** to design-led, eco-positive properties — starting in Portugal — to a **global network** of tools, perks, and people helping you build what comes next.

- ✅ Priority access + special rates at AOMA properties

- ✅ Affiliate perks across travel, health, and tech — from luggage to wellness to remote work tech

- ✅ A curated international community of founders, creatives, and remote professionals

Whether you're launching your next venture or simply looking to live better, AOMA is your starting point — and your community-powered edge.

AOMA is offering a Promissory Note for this campaign. Investors will receive a total of return on principal of 145% (6% interest for 5 years with principal repayment and a one-time 15% bonus). Importantly, there is an 18-month cliff period at the beginning of the note where investors will not receive payment. Please see our SEC filing for more details.

A Team + Market Ready to Go

Led by a multidisciplinary team with expertise in real estate, hospitality, wellness, and marketing—including the founders of the world's largest digital nomad community (40,000+ people).

We're building AOMA with the people who live, work, and invest in this lifestyle.

CROSS FUNCTIONAL TEAM


A UNIQUE "ACTIVE INVESTOR" STRUCTURE OF CO-FOUNDERS REPRESENTING KEY AREAS OF EXPERTISE
ARCHITECTURE AND DESIGN
André Malheiro · 1st
Founder & Architect at AM Fusion Lab | BIM Specialist
Porto
Current: Founder at AM Fusion Lab
• Expertise in integrating cutting edge technology - BIM, AR/VR - into architectural workflows.
• 10 years in business spanning residential, commercial, and hospitality projects
• Widely featured in architecture press
MARKETING (FOUNDER)
Kate Shifman · You
• 15+ years in digital marketing with Fortune 500 clients.
• Award winning community leader, speaker and thought leader on location independence, spatial experience, and Coliving
DIGITAL EXPERIENCE DESIGN & DEVELOPMENT
James Homer · 1st
• 15+ years of experience as a developer working with agencies, artists and major brands in the creative sector including Prada, Mini, and Nike
PROPERTY MANAGEMENT
Joao Albuquerque
• 10 years experience within property development and hospitality the Lisbon Metropolitan area and Alentejo.
COMMUNITY MANAGEMENT
Jessica Schultz · 1st
• Executive Coach
• Senior HR Professional
• Breathwork Coach & 9D Facilitator
• Trainer & Workshop Leader

AOMA is the kind of project you've always wanted to exist. Now's your chance to help build it!











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